SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c),  AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 5)*

Capital Southwest Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

140501107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)
☐         Rule 13d-1(c)
☒         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Thomas III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole voting power: 735,352 (SEE ITEM 4)
	6.	Shared voting power: 0
	7.	Sole dispositive power: 735,352 (SEE ITEM 4)
	8.	Shared dispositive power: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 735,352
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.
(a)	Name of Issuer Capital Southwest Corporation

(b)	Address of Issuer’s Principal Executive Offices 12900 Preston Road, Suite 700, Dallas, Texas 75230

Item 2.
(a)	Name of Person Filing William R. Thomas III

(b)	Address of the Principal Office or, if none, residence 12900 Preston Road, L.B. 80, Dallas, Texas 75230

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock, par value $0.25 per share

(e)	CUSIP Number 140501107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: William R. Thomas III – 735,352*

(b)	Percent of class: William R. Thomas III – 4.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: William R. Thomas III – 735,352*

	(ii)	Shared power to vote or to direct the vote: William R. Thomas III – 0

	(iii)	Sole power to dispose or to direct the disposition of: William R. Thomas III – 735,352*

	(iv)	Shared power to dispose or to direct the disposition of: William R. Thomas III – 0

* William R. Thomas III owns 31,413 shares of Common Stock in his individual capacity and beneficially owns 12,000 shares of Common Stock held by his minor children. In addition, Mr. Thomas is President and sole manager of Thomas Heritage Company, L.L.C., the sole general partner (the “General Partner”) of Thomas Heritage Partners, Ltd. (the “Partnership”). In such capacity, Mr. Thomas has sole voting and depositor power over 691,939 shares of Common Stock owned by the Partnership. Although Mr. Thomas' pecuniary interest in the shares of Common Stock held by the Partnership is limited to his limited partnership interest in the Partnership and his membership interest in the general partner of the Partnership, in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, Mr. Thomas is deemed to be the beneficial owner of all of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2014

/s/ William R. Thomas, III William R. Thomas III